UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F107

(CUSIP Number)

Bruce A. Cassidy

C/o Loop Media, Inc.

700 N. Central Ave., Suite 430

Glendale, CA 91203

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Bruce A. Cassidy, Sr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	9,980,716*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	9,980,716*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,980,716*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.5%

14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Bruce A. Cassidy (“Mr. Cassidy”) may be deemed to beneficially own an aggregate of 9,980,716 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: (i) 3,866,526 shares of Common Stock, a warrant to purchase up to 22,727 shares of Common Stock currently exercisable at $8.25 per share, held directly by the Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”) where Mr. Cassidy is the Grantor; (ii) 2,914,373 shares of Common Stock, a warrant to purchase up to 12,122 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 12,122 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 24,243 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 106,667 shares of Common Stock currently exercisable at $8.25 per share, and a warrant to purchase up to 283,046 shares of Common Stock currently exercisable at $5.25 per share, held directly by Excel Family Partners LLLP (“Excel”) where Mr. Cassidy is the Manager of Excel’s sole general partner; and (iii) 2,600,000 shares of Common Stock and a warrant to purchase up to 138,890 shares of Common Stock currently exercisable for $2.25 per share, held directly by Eagle Investment Group, LLC where Mr. Cassidy is the Manager. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 9,980,716 shares of Common Stock of the Issuer, representing 17.5% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Bruce A. Cassidy 2013 Irrevocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,889,253*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,889,253*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,889,253*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, Bruce A. Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”) may be deemed to beneficially own an aggregate of 3,889,253 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 3,866,526 shares of Common Stock and a warrant to purchase up to 22,727 shares of Common Stock currently exercisable at $8.25 per share, held directly by the Cassidy Trust. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Cassidy Trust may be deemed to beneficially own 3,889,253 shares of Common Stock of the Issuer, representing 6.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Eagle Investment Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,738,890*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,738,890*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,738,890*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): OO

*As of the date hereof, Eagle Investment Group, LLC (“Eagle”) may be deemed to beneficially own an aggregate of 2,738,890 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 2,600,000 shares of Common Stock and a warrant to purchase up to 138,890 shares of Common Stock currently exercisable at $2.25 per share, held directly by Eagle. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Eagle may be deemed to beneficially own 2,738,890 shares of Common Stock of the Issuer, representing 4.8% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

CUSIP No.	54352F107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Excel Family Partners LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,352,568*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,352,568*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,352,568*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): PN

*As of the date hereof, Excel Family Partners LLLP (“Excel”) may be deemed to beneficially own an aggregate of 3,352,568 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Loop Media, Inc. (the “Issuer”), reported as follows: 2,914,373 shares of Common Stock, a warrant to purchase up to 12,122 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 12,122 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 24,243 shares of Common Stock currently exercisable at $8.25 per share, a warrant to purchase up to 106,667 shares of Common Stock currently exercisable at $8.25 per share, and a warrant to purchase up to 283,046 shares of Common Stock currently exercisable at $5.25 per share, held directly by Excel. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Excel may be deemed to beneficially own 3,352,568 shares of Common Stock of the Issuer, representing 5.9% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information. The number of shares of Common Stock issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021, Amendment No. 1 thereto filed on April 21, 2022, and Amendment No. 2 thereto filed on September 20, 2022 (collectively, the “Schedule 13D”). Except as set forth below, the Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This statement is being filed on behalf of Bruce A. Cassidy (“Mr. Cassidy”), Bruce A. Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”), Eagle Investment Group, LLC (“Eagle”), and Excel Family Partners LLLP (“Excel” and, collectively with Mr. Cassidy, the Cassidy Trust and Eagle, the “Reporting Persons”).

Mr. Cassidy, in his capacity as (i) a member of the Board of Directors of the Issuer (ii) the Grantor of the Cassidy Trust, (iii) the Manager of Eagle and (iv) the Manager of the sole general partner of Excel, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all of the securities of the Issuer held directly by himself and each of the Cassidy Trust, Excel and Eagle.

The address of the principal business office of Mr. Cassidy is c/o Loop Media, Inc. 700 N. Central Ave., Suite 430, Glendale, California 91203. The address of the principal business office of the Cassidy Trust is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950. The address of the principal business office of Eagle is 1258 North Palm Ave, Sarasota, Florida 34236. The address of the principal business office of Excel is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950.

The principal business of Mr. Cassidy is to serve on the board of directors of companies operating in the technology and media industry. The principal business of the Cassidy Trust is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its beneficiaries. The principal business of Eagle and Excel is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its members. The principal business of Excel is engaging in the purchase and sale of securities for family investments.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cassidy is a citizen of the United States. The Cassidy Trust is a trust formed under the laws of the State of Ohio. Eagle is a limited liability company organized under the laws of the State of Florida. Excel is a limited liability limited partnership organized under the laws of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented to add the following:

On September 26, 2022, the Issuer closed an underwritten public offering of 2,400,000 shares of Common Stock (the “Uplist”).

In connection with the Uplist, the Issuer issued 204,646 shares of Common Stock to Cassidy Trust as a result of the automatic conversion of the secured convertible promissory note received pursuant to the December 2020 NWPA. The outstanding principal amount of $818,584.51 was converted to shares of Common Stock at $4.00 per share.

In connection with the Uplist, the Issuer issued 215,194 shares of Common Stock to Excel as a result of the automatic conversion of the secured convertible promissory note received pursuant to the April 2021 NWPA. The outstanding principal amount of $860,779.60 was converted to shares of Common Stock at $4.00 per share.

In connection with the Uplist, the Issuer issued 107,643 shares of Common Stock to Excel in as a result of the automatic conversion of the secured convertible promissory note received pursuant to the May 2021 NWPA. The outstanding principal amount of $430,575.35 was converted to shares of Common Stock at $4.00 per share.

In connection with the Uplist, the Issuer issued 106,767 shares of Common Stock to Excel as a result of the automatic conversion of the secured convertible promissory note received pursuant the June 2021 NWPA. The outstanding principal amount of $427,068.50 was converted to shares of Common Stock at $4.00 per share.

In the Uplist, Excel purchased 460,000 shares of Common Stock at $5.00 per share for an aggregate purchase price of $2,300,000. The shares of Common Stock were purchased with investment capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of the Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Cassidy may be deemed to beneficially own an aggregate of 9,980,716 shares of Common Stock of the Issuer, reported as follows: (i) 3,866,526 shares of Common Stock and 22,727 shares of Common Stock underlying the December 2020 Warrant, held directly by the Cassidy Trust, where Mr. Cassidy is the Grantor (ii) 2,914,373 shares of Common Stock, 12,122 shares of Common Stock underlying the May 2021 Warrant, 12,122 shares of Common Stock underlying the June 2021 Warrant, 24,243 shares of Common Stock underlying the April 2021 Warrant, 106,667 shares of Common Stock underlying the September 2021 Warrant, and, 283,046 shares of Common Stock underlying the April 2022 Warrant held directly by Excel, where Mr. Cassidy is the Manager of Excel’s sole general partner; and (iii) 2,600,000 shares of Common Stock and 138,890 shares of Common Stock underlying the March 2020 Warrant, held directly by Eagle, where Mr. Cassidy is the Manager.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 9,980,716 shares of Common Stock of the Issuer, representing 17.5% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information. The number of shares issued and outstanding reflects the Issuer’s one-for-three reverse stock split effected on September 20, 2022.

Except as described herein, since the last Schedule 13D/A filed by the Reporting Persons, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented to add the following:

In connection with the Uplist, the Reporting Persons entered into a lock-up agreement, pursuant to which the Reporting Persons agreed, subject to certain exceptions, not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of the Issuer’s Common Stock or securities convertible into Common Stock for a period of 90 days commencing on the date of the Issuer’s final prospectus.

The foregoing description of the lock-up agreement is a summary only and is qualified in its entirety by the actual terms of the lock-up agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated October 6, 2022, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons

Exhibit 2	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2022

By:	/s/ Joanne Lytle
Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr.

BRUCE A. CASSIDY 2013 IRREVOCABLE TRUST

By:	The Preferred Legacy Trust Company, its Trustee

By:	/s/ Tiffany Rockstroh
Name:	Tiffany Rockstroh
Title:	Executive Vice President

EAGLE INVESTMENT GROUP, LLC

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

EXCEL FAMILY PARTNERS LLLP

By:	FORTRESS HOLDINGS, LLC

By:	/s/ Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager
Name:	Joanne Lytle
Title:	Attorney-in-Fact for Bruce A. Cassidy, Sr., Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).